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TELEX COMMUNICATIONS INTERMEDIATE HOLDINGS LLC
TELEX COMMUNICATIONS, INC.
12000 Portland Avenue South
Burnsville, MN 55337 USA
Telephone 952-884-4051
Fax 952-884-0043


                                                               February 17, 2006


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


       Re:      Telex Communications Intermediate Holdings, LLC
                File No. 333-115009
                Telex Communications, Inc.
                File No. 333-112819
                Form 10-K for the fiscal year ended December 31, 2004 Filed March 24, 2005


Dear Mr. Spirgel:

         We have received your letter dated February 3, 2006 in which you raised additional comments related to our response letter dated January 13, 2006. You have requested a response within 10 business days. Following are our responses to your comments.






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Telex Communications Intermediate Holdings, LLC
File No. 333-115009
Telex Communications, Inc.
File No. 333-112819
Form 10-K for the fiscal year ended December 31, 2004
Filed March 24, 2005 ("2004 10-K")

Telex has reviewed the SEC's additional comments and proposes to incorporate certain additional disclosure information in our Form 10-K for the year ended December 31, 2005 ("2005 10-K"), which we currently expect to file on or about March 24, 2006.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

NOTES TO SELECTED FINANCIAL DATA, PAGE 12

1. Please refer to prior comment 1. You disclose that you use Adjusted EBITDA to evaluate your "ability to pay interest, repay debt, and make capital expenditures." Your response states that given your "debt structure, significance of non-cash items, and importance of providing information relative to cash available for debt service," you and your debt holders have always focused on your Adjusted EBITDA. Based on these factors, it appears that you use Adjusted EBITDA as a measure of liquidity. As previously requested, please reconcile Adjusted EBITDA to cash flows from operating activities. Also, disclose the material limitations associated with the use of Adjusted EBITDA as compared to the use of cash flows from operating activities and the manner in which you compensate for these limitations when using Adjusted EBITDA.

RESPONSE:
In future filings we will expand our disclosure to include a reconciliation of Adjusted EBITDA to cash flows from operating activities and include additional disclosure on the material limitations associated with the use of Adjusted EBITDA as well as disclosure on the manner in which Telex compensates for these limitations when using Adjusted EBITDA.


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Following is the reconciliation for the periods covered in the 2004 10-K:


                                                               Successor                            Predecessor
                                                     --------------------------  ---------------------------------------------------
                                                                                                 Eleven
                                                       Fiscal Year  One Month       Months    Fiscal Year  Fiscal Year  Fiscal Year
                                                         Ended        Ended         Ended        Ended        Ended        Ended
                                                     December 31,  December 31,  December 31, December 31, December 31, December 31,
                                                         2004         2003           2003         2002        2001          2000
                                                     --------------------------  ---------------------------------------------------
Adjusted EBITDA                                         $ 43,368     $  3,502       $ 29,506     $ 32,716     $  3,356     $ 28,472
Income tax expense                                        (8,544)      (1,171)        (3,585)      (2,618)      (2,685)      (2,175)
Interest expense                                         (27,346)      (2,589)       (26,897)     (26,563)     (38,173)     (38,374)
Amortization of deferred financing charges
and pay-in-kind interest charge                           11,390        1,233         21,017       19,076        7,186        2,073
Other income                                               1,124           85            529        2,727        1,111       12,399
(Gain) loss on sale of product lines
and other assets                                            (268)           0           (319)      (2,151)         181         (753)
Pension curtailment gain                                       0            0         (2,414)           0            0            0
Restructuring charges - noncash                                0            0              0          478        4,119        3,964
Stock option compensation expense                              0            0              0            0            0            8
Deferred income taxes                                        367         (391)            18          (76)          (3)         (50)
Provision for bad debts                                      828         (279)           869          240        4,509        1,700
Changes in operating assets and liabilities:
   Accounts receivable                                    (2,262)       2,589         (2,410)      (1,448)        (184)       9,326
   Inventories                                            (5,682)       1,404          3,800        5,706        7,824        4,403
   Other current assets                                   (1,077)       1,000         (2,210)          88        3,737        5,431
   Accounts payable and accrued liabilities                  109          527         (1,761)      (9,944)       7,720      (17,541)
   Income taxes                                             (869)          56         (1,840)        (370)      (1,661)       2,357
   Other long-term assets and long-term liabilities        1,785         (335)           986        1,103          275          613
                                                        --------     --------       --------     --------     --------     --------
Net cash provided by (used in) operating activities     $ 12,923     $  5,631       $ 15,289     $ 18,964     ($ 2,688)    $ 11,853
                                                        ========     ========       ========     ========     ========     ========


Our disclosures regarding the use of EBITDA and Adjusted EBITDA will be along the following lines:

Management uses EBITDA and Adjusted EBITDA as measurement tools for evaluating our actual performance compared to budget and prior periods. We also use EBITDA as a measurement associated with our credit agreement. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of performance under generally accepted accounting principles (GAAP) and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA and Adjusted EBITDA have some of the following limitations:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;
EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations;
Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and
EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

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GROSS PROFIT, PAGE 16

2. Please refer to prior comment 3. Please disclose the amount and/or percentage increase in gross margin attributable to the higher margin products and improved manufacturing efficiencies. In general, identify the major products that contributed to the increases in your gross margins. Also, disclose whether you expect this trend to continue or change and the reasons why.

RESPONSE:
In future filings, we will expand our disclosure of gross margin data by including the amount and/or percentage increase in gross margin attributable to the higher margin products and improved manufacturing efficiencies. We will identify the major products or product lines contributing to the increase and whether we expect this trend to continue.

An example of our new disclosure would be as follows:

Gross Profit. Our gross profit increased $20.9 million, or 18.5%, from $112.7 million in 2003 to $133.6 million in 2004. As a percentage of sales, the gross margin rate was 45.0% for 2004, an increase from 42.0% for 2003. Included in the 2003 period are impairment charges of $1.4 million for inventories and fixed assets associated with the discontinuance of our computer audio product line. Excluding these charges, gross margin as a percentage of net sales for 2003 would have been 42.5%. The increase in the gross margin rate for 2004 over 2003, excluding the charges, is attributable mainly to increased sales of higher margin products in our landmobile, military/aviation and console product lines, strengthening of our intercom products and improved manufacturing efficiencies at our United Kingdom facility.

The gross margin rate for our Professional Audio segment increased from 43.2% for 2003 to 45.1% for 2004. The increase in the gross margin rate for 2004 over 2003, excluding the impairment charges, is attributable primarily to the continued sale of high-margin products in our intercom offerings and the launch of new console products. Net sales for these product areas grew 34.1% in 2004 versus 2003 levels. These product areas represent approximately 36% of Professional Audio segment sales. We also achieved increased manufacturing efficiencies at our United Kingdom facility where gross profit margin improved more than 8 percentage points.

The gross margin rate for our Audio and Wireless Technology segment increased from 37.6% in 2003 to 44.7% for 2004. The gross margin rate for 2003, excluding impairment charges discussed previously, was 40.0%. The increase in the gross margin rate for 2004 over the 2003 period is attributable primarily to increased sales of higher-margin landmobile and military/aviation products. These product areas saw a net sales increase of 14.8% and represent approximately 42% of the Audio and Wireless Technology segment net sales.


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NOTE 11. ENVIRONMENTAL MATTERS, PAGE 61

3. Please refer to prior comment 6. Please tell us the nature and amount of the costs you voluntarily assumed. Also, disclose that third party environmental studies have indicated no exposure or remediation is necessary for your de minimis responsibility obligations related to the Mark IV sites.

RESPONSE:
We voluntarily assumed remediation costs for the Sevierville facility as we prepared to sell the building in 2002. The total costs assumed were $0.4 million and were treated as a reduction of the gain on the sale of the building (i.e. selling expenses).

We have characterized our liability for the former Mark IV sites as "de minimis" because Mark IV has indemnified the Company for all contamination at the Sevierville and Newport, Tennessee sites, and for contamination in the drywell and lagoon areas of the Buchanan, Michigan site. Telex's liability for remediation and monitoring costs at such locations will arise only in the event that Mark IV fails to fulfill its obligations. Mark IV has directly conducted all necessary remediation and monitoring activities at such sites since the date it assumed such obligations (with the exception of the activities and costs voluntarily assumed by Telex with respect to Sevierville).

In addition, although Mark IV did not agree to indemnify Telex with respect to environmental contamination occurring within the Buchanan, Michigan facility, third party environmental reports have indicated that the contamination, if any, that may be present within the facility is unlikely to migrate outside of the building unless the concrete flooring over such areas is disturbed. There are no plans to disturb the integrity of such concrete flooring. In any sale of this facility, Telex would require, as a condition to such sale, that the concrete flooring not be disturbed or Telex would not provide indemnification in connection with this matter.

In future filings, we will enhance our disclosures related to the Buchanan manufacturing facility and our responsibilities.

4. We note on page 9 that the Buchanan facility is currently being held for sale and is not in use. You also state in your response that you ceased manufacturing activities at this facility in 2002. Please tell us how you are accounting for this facility and the basis for your accounting. Include in your response references to the appropriate accounting literature. Also tell us the carrying amount of this facility.

RESPONSE:
We are accounting for the Buchanan facility as an asset held for sale. We continually evaluate the carrying value of the asset and recorded a charge of $0.3 million in 2004 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The 2004 charge reduced the carrying value of the facility to zero. We disclosed the charge in our 2004 0-K (page 16) and will clearly identify the event as being associated with Buchanan when we file our 2005 10-K.

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5. You state in your response that you sold the Sevierville and Newport facilities in 2002 and 2003. We were unable to find the references or disclosures in the financial statements with respect to the sale. Please tell us how you accounted for these sales and include in your response references to the appropriate accounting literature.

RESPONSE:
The Sevierville facility was sold in 2002 at a gain of $1.2 million, net of the $0.4 million of remediation costs noted above. We sold the Newport facility in 2003 at a gain of $0.2 million. Disclosure of these sales is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") on page 19 of the 2004 10-K (in the "Other Income" discussion). References can also be found on pages 44 and 48 (cash flow statements for Intermediate and Telex), on pages 42 and 46 ("Other Income, net" line of the Consolidated Statements of Operations), and on page 55 (Footnote 2 -- Dispositions). We recognized the transactions in accordance with SFAS No. 66, "Accounting for Sales of Real Estate." We disclosed the names of the facilities sold within Footnote 2 -- Dispositions on page 55 of our 2004 10-K. We did not directly disclose the names of the facilities in the MD&A because the amounts were not material to the discussion.


I can be reached at (952) 736-4254 if you have further questions.

Telex Communications Intermediate Holdings, LLC and Telex Communications, Inc. (collectively, "Telex" or the "Company") acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory W. Richter
-----------------------------------------------
Gregory W. Richter
Vice President and Chief Financial Officer
Telex Communications Intermediate Holdings, LLC
Telex Communications, Inc.



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